UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                              SWVA BANCSHARES, INC.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)


                                    785040106
                                 (CUSIP Number)

                               Charles R. Haywood
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-2510
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 1998
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             Richard J. Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[ ]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       27,000 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             0 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              27,000 shares

                  10   Shared Dispositive Power
                       0 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             27,000 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             5.3%

   14   Type of Reporting Person
        IN

   Security and Issuer

             This is Amendment No. 2 to the Schedule 13D (as earlier amended, the "Original 13D") filed by Richard J. Nelson and relates to the common stock, $.10 par value (the "Common Stock"), of SWVA Bancshares, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 302 Second Street, Roanoke, Virginia 24011. The following items in the Original 13D are amended to read in their entirety as follows:
   Item 3.   Source and Amount of Funds or Other Consideration

             The amount of funds expended to date by Mr. Nelson to acquire his shares as reported herein is $455,121. Such funds were provided from Mr. Nelson's capital. The shares beneficially owned by Mr. Nelson are held in an individual retirement account operated by J.C. Bradford & Co.
   Item 4.   Purpose of Transaction

             Mr. Nelson's goal is to profit from appreciation in the market price of the Common Stock. Mr. Nelson expects to actively assert shareholder rights in connection with his goal. By letter dated September 10, 1997, Mr. Nelson stated his intent to nominate Dewey W. Chapple, Jr. for election as a director of the Issuer at the 1997 Annual Meeting of Stockholders. A copy of that letter is attached as Exhibit 1. Prior to that letter, Mr. Nelson had corresponded with the Issuer regarding the possibility of Mr. Chapple's becoming a Board nominee for election to the Board of Directors of the Issuer. The Board refused to nominate Mr. Chapple. By letter dated October 1, 1997, Mr. Nelson withdrew his notice of intent to nominate Mr. Chapple for election as a director of the Issuer. A copy of that letter is attached as Exhibit 2.

             Mr. Nelson's decision to withdraw his notice of intent to nominate Mr. Chapple followed several weeks of contentious discussions with current management of the Issuer regarding Mr. Nelson's demand to inspect and copy the Issuer's stockholder list and certain other corporate books and records (the "Corporate Records") pursuant to his rights as a stockholder under the Virginia corporate statutes. Mr. Nelson's first demand for the Corporate Records was made by a letter dated September 10, 1997, a copy of which is attached as Exhibit 3. Mr. Nelson repeated the demand in a letter to the Issuer dated September 12, 1997, a copy of which is attached as Exhibit 4.

             Current management of the Issuer responded to Mr. Nelson by two separate letters on September 12, 1997, copies of which are attached as Exhibits 5 and 6. In response, Mr. Nelson repeated his demand in letters dated September 12 and 13, 1997, copies of which are attached as Exhibits 7 and 8, respectively, specifying a date for inspection and copying of the Corporate Records. By letter dated September 15, 1997, a copy of which is attached as Exhibit 9, current management again objected to Mr. Nelson's demand on the basis of inadequate notice. Mr. Nelson responded by letter dated September 16, 1997, a copy of which is attached as Exhibit 10, setting a new date for inspection, and Cede & Co. provided formal notice of the inspection date by letter dated September 17, 1997, a copy of which is attached as Exhibit 11.

             Current management of the Issuer responded to Mr. Nelson's September 16 letter and confirmed the date set for inspection and copying by letters dated September 18 and 19, 1997, copies of which are attached as Exhibits 12 and 13, respectively. On September 22, 1997, Mr. Nelson confirmed by letter, a copy of which is attached as Exhibit 14, that the Corporate Records would be made available for inspection and copying on the agreed date.

             On September 24, 1997, Mr. Nelson received a letter from current management of the Issuer indicating that not all of the requested documents would be available on the date designated for inspection and copying, but assuring Mr. Nelson that the Issuer would have available "what you are entitled to review." A copy of that letter is attached as
   Exhibit 15.

             On September 25, 1997, the day appointed for inspection and copying of the Corporate Records, a local representative of Mr. Nelson appeared at the offices of the Issuer as scheduled. The representative originally was denied access to the Corporate Records, and then was granted access but denied the right to make copies of the documents. By letter dated September 26, 1997, Mr. Nelson's Virginia counsel, Theodore Craddock, reminded current management that failure to provide this copying right was in contravention of Mr. Nelson's rights as a stockholder under
   Virginia corporation law.   A copy of that letter is attached as Exhibit
   16.

             Copies of some of the Corporate Records were provided to Mr. Nelson on September 26, 1997. Exhibits 17, 18 and 19 contain additional correspondence regarding these documents.

             On September 27, 1997, Mr. Nelson sent a letter to Mr. Glen Combs, a current director of the Issuer, describing his difficulties with the Issuer's management and enclosing copies of correspondence regarding
   his demand for the Corporate Records.   A copy of that letter is attached
   as Exhibit 20.

             On September 29, 1997, in response to Mr. Nelson's September 27 letter to Mr. Combs and Mr. Craddock's letter of September 26, current management of the Issuer sent Mr. Nelson a letter denying that the Issuer had failed to meet its obligations to Mr. Nelson. Mr. Craddock responded to that letter on October 1, 1997. Copies of those letters are attached as Exhibits 21 and 22.

             By letter to the Issuer dated May 12, 1998, Mr. Nelson submitted a stockholder proposal (the "Proposal") together with a Statement in Support of the Proposal (the "Statement"). A copy of that letter, together with the Proposal and the Statement, is attached as Exhibit 23. The Proposal and the Statement are to be included in the Issuer's proxy statement and proxy to be used in connection with the upcoming 1998 annual meeting (the "Meeting") of stockholders of the Issuer. Mr. Nelson presently intends that he or his authorized representative will present the Proposal to the stockholders of the Company at the Meeting.

             Mr. Nelson's purpose in seeking a representative on the Board of Directors was and his purpose in submitting the Proposal is primarily to attempt to influence the Board of Directors to consider all possible strategic alternatives available to the Issuer in order to increase the market price of the Common Stock. One way of achieving this goal is to seek out another financial institution and attempt to implement a business combination. Mr. Nelson continues to be interested in influencing the Issuer's Board of Directors to explore seriously, in consultation with independent financial advisors, this and other possible means of improving the market price of the Common Stock, to the extent such options may not have already been fully explored. To the extent such influence may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, Mr. Nelson has such a purpose.

             The above-stated purpose to control is unrelated to the Office of Thrift Supervision ("OTS") regulations. Specifically, Mr. Nelson is aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control" of a federally chartered savings institution, such as the Issuer's subsidiary bank. Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings association's board of directors and other conditions are met. Mr. Nelson has no present plans to cross these numerical thresholds.

             Mr. Nelson intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further his objectives. Mr. Nelson may make further purchases of shares of the Common Stock or may dispose of any or all of his shares of the Common Stock at any time. At present, and except as disclosed herein, Mr. Nelson has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
   Schedule 13D. Mr. Nelson intends to continue to explore the options available to him. Mr. Nelson may, at any time or from time to time, review or reconsider his position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

   Item 6.   Interest in Securities of the Issuer

        (a)-(b) Mr. Nelson beneficially owns 27,000 shares of the Common Stock, constituting approximately 5.3% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares reported on the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 1998. Mr. Nelson has sole voting and investment power with respect to those shares.

        (c) Mr. Nelson has made no purchases or sales of the Common Stock within the past sixty days.

   Item 7.   Material to be Filed as Exhibits

        No.       Description
        1         Letter from Richard J. Nelson to Barbara C. Weddle, dated
                  September 10, 1997.*
        2         Letter from Richard J. Nelson to Barbara C. Weddle, dated
                  October 1, 1997.*
        3         Letter from Cede & Co. (on behalf of Mr. Nelson) to Barbara
                  C. Weddle, dated September 10, 1997.*
        4         Letter from Richard J. Nelson  to B.L. Rakes, dated
                  September 12, 1997.*
        5         Letter from B.L. Rakes to Richard J. Nelson, dated
                  September 12, 1997.*
        6         Letter from B.L. Rakes to Richard J. Nelson, dated
                  September 12, 1997.*
        7         Letter from Richard J. Nelson to Barbara C. Weddle, dated
                  September 12, 1997.*
        8         Letter from Richard J. Nelson to B.L. Rakes, dated
                  September 13, 1997.*
        9         Letter from B.L. Rakes to Richard J. Nelson, dated
                  September 15, 1997.*
        10        Letter from Richard J. Nelson to B.L. Rakes, dated
                  September 16, 1997.*
        11        Letter from Cede & Co. (on behalf of Mr. Nelson) to Barbara
                  Weddle, dated September 17, 1997.*
        12        Letter from B.L. Rakes to Richard J. Nelson, dated
                  September 18, 1997.*
        13        Letter from B.L. Rakes to Richard J. Nelson, dated
                  September 19, 1997.*
        14        Letter from Richard J. Nelson to B.L. Rakes, dated
                  September 22, 1997.*
        15        Letter from B.L. Rakes to Richard J. Nelson, dated
                  September 24, 1997.*
        16        Letter from Theodore J. Craddock to B.L. Rakes, dated
                  September 26, 1997.*
        17        Letter from B.L. Rakes to Theodore J. Craddock, dated
                  September 26, 1997.*
        18        Letter from Richard J. Nelson to B.L. Rakes, dated
                  September 26, 1997.*
        19        Letter from B.L. Rakes to Richard J. Nelson, dated
                  September 26, 1997.*
        20        Letter from Richard J. Nelson to Glen C. Combs, dated
                  September 27, 1997.*
        21        Letter from B.L. Rakes to Richard J. Nelson, dated
                  September 29, 1997.*
        22        Letter from Theodore J. Craddock to B.L. Rakes, dated
                  October 1, 1997.*
        23        Letter from Richard J. Nelson to B.L. Rakes and Barbara
                  Weddle, dated May 12, 1998.

   ______
   *Previously filed with the SEC as part of the Original 13D.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:     May 15, 1998


                            /s/ Richard J. Nelson
                            Richard J. Nelson